SECURITIES AND EXCHANGE COMMISSION

          Washington, D. C. 20549

              SCHEDULE 13D

    Under the Securities Exchange Act of 1934

            (Amendment No. 1)

           Southwest Bancorp, Inc.
             (Name of Issuer)

     Common Stock, par value $1.00 per share
        (Title and Class of Securities)

                  844767103
                (Cusip Number)


          American Fidelity Corporation
     Security General Life Insurance Company
             2000 Classen Boulevard
         Oklahoma City, Oklahoma 73106,

  Attn: Stephen P. Garrett, Senior Vice President
             2000 Classen Boulevard
          Oklahoma City, Oklahoma 73106
                (405) 523-5200

(Name, Address and Telephone Number of Person Authorized To
           Receive Notices and Communications)

                      March 18, 1999
  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Sections 240.13d-1-(e), 240.13d-1-(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed and five copies of the schedule, including all exhibits. See Rule
13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            SCHEDULE 13D

CUSIP  844767103

                  NAME OF REPORTING PERSON

1.   American Fidelity Corporation - 73-0966202
     Security General Life Insurance Company - 73-0741925

2.   Check Appropriate Box if a Member of A Group.
                           a. [ X ]
                           b. [  ]

3.   SEC Use Only

4.   Source of Funds:      WC

5.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of Organization

     American Fidelity Corporation - Nevada
     Security General Life Insurance Company - Oklahoma

Number         7.   Sole Voting Power: 335,418 shares
of Shares           American Fidelity Corporation:  335,418 shares
Beneficially        Security General Life Insurance Company:  ______ shares
Owned by
Each           8.   Shared Voting Power:
Reporting           American Fidelity Corporation:  69,057 shares
Person              Security General Life Insurance Company:  69,057 shares
With
               9.   Sole Dispositive Power:
                    American Fidelity Corporation:  335,418 shares
                    Security General Life Insurance Company: _______ shares

              10.   Shared Dispositive Power:
                    American Fidelity Corporation:  69,057 shares
                    Security General Life Insurance Company:  69,057 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     American Fidelity Corporation:  402,475 shares
     Security General Life Insurance Company:  69,057 shares

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)
                         9.9%

14.  Type of Reporting Person:
     American Fidelity Corporation     HC
     Security General Life Insurance Company   IC

Item 1.   Security and Issuer.

This Schedule 13D is filed by American Fidelity Corporation, a Nevada corporation ("AFC") and by Security General Life Insurance Company, an Oklahoma corporation ("SGL") in respect of each company's ownership of shares of common stock, par value of $1.00 per share of Southwest Bancorp, Inc., 608 South Main Street, Stillwater, Oklahoma 74074.

Item 2.   Identity and Background.

AFC's and SGL's principal executive offices are located at 2000 Classen Boulevard, Oklahoma City, Oklahoma 73106. AFC, through its subsidiaries, is engaged in life, annuity and accident and health insurance, real estate and property management. SGL, a wholly owned subsidiary of AFC, is a stock life insurance company and is licensed to conduct, accident and health insurance in twenty-five states.

The stock of AFC and SGL is controlled by a family investment partnership, Cameron Enterprises, A Limited Partnership ("CELP").
The general partners of CELP are Cameron Associates, Inc, and, in their capacities as trustees, William E. Durrett, Edward C.
Joullian, III, John W. Rex and the Bank of Oklahoma, N.A. In accordance with the CELP partnership agreement, management of the affairs of CELP is vested in five managing general partners:
Messrs Cameron, Durrett, Joullian, Rex and Theodore Elam. The address of CELP is 2000 Classen Center, Oklahoma City, Oklahoma 73106.

The following information about the executive officers and directors of AFC and the managing general partners of CELP is listed below: (a) name, (b) business address and (c) present principal occupation or employment, and the name and, if different than such person's business address, the address of any corporation or other organization in which such employment is conducted. Each person listed below is a United States citizen.

Name                    Business Address         Occupation
----                    ----------------         ----------

Lynda L. Cameron        2000 Classen Boulevard   Director of AFC and SGL
                        Oklahoma City, OK 73106  President of Cameron Equestrian
                                                 Center and Cameron Arabian,
                                                 Inc.

William M. Cameron*     2000 Classen Boulevard   Chairman of the Board,
                        Oklahoma City, OK 73106  President and Chief Executive
                                                 Officer of AFC, Chairman of
                                                 the Board of SGL and Director
                                                 of AFC and SGL

William E. Durrett*     2000 Classen Boulevard   Senior Chairman of the Board,
                        Oklahoma City, OK 73106  of AFC and SGL, President
                                                 of SGL and Director of AFC
                                                 and SGL

Paula Marshall-Chapman  2745 East 11th Street    Director of AFC and SGL,
                        Tulsa, OK 74105          Chief Executive Officer of
                                                 the Bama Companies, Inc.

William A. Hagstrom     800 Research Parkway     Director of AFC and SGL and
                        Oklahoma City, OK 73104  President of UroCor, Inc.

Stephen P. Garrett      2000 Classen Boulevard   Senior Vice President of
                        Oklahoma City, OK 73106  AFC and SGL

Edward C. Joullian,     2000 Classen Boulevard   Director of AFC and SGL
III*                    Oklahoma City, OK 73106  and Chairman of the Board
                                                 and Chief Executive Officer
                                                 of Mustang Fuel Corporation

David R. Lopez          175 East Houston Room    Director of AFC and SGL
                        No. 4-1-60               and Vice President -
                        San Antonio, TX  78205   National/Regulatory
                                                 SBC Communications, Inc.

Kenneth D. Klehm        2000 Classen Boulevard   Senior Vice President of
                        Oklahoma City, OK 73106  AFC and SGL, Treasurer and
                                                 Chief Financial Officer of AFC

John W. Rex*            2000 Classen Boulevard   Director of AFC and SGL and
                        Oklahoma City, OK 73106  Executive Vice President
                                                 of AFC and SGL

Galen P. Robbins, M.D.  11901 Quail Creek Road   Director of AFC and SGL
                        Oklahoma City, OK 73120  and Physician

John D. Smith           3400 Peach Tree Road     Director of AFC and SGL and
                        Suite 831                President of John D. Smith
                        Atlanta, GA 30326        Development

Theodore M. Elam*       Two Leadership Square    Attorney, McAfee & Taft A
                        Tenth Floor              Professional Corporation
                        Oklahoma City, OK 73102
_______________

*Managing general partner of CELP

     During the past five years, neither AFC, SGL or CELP nor, to the best of the knowledge of each, any person named above (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     Stock in the issuer was purchased with working capital of AFC and SGL.

Item 4.   Purpose of Transaction.

     AFC's and SGL's purpose in acquiring the reported shares is investment. AFC plans to increase its ownership of the issuer's common stock to not more than 24.9% of the outstanding shares by purchasing additional stock in open market or, possibly private transactions, based on the market price of the stock relative to the overall profit and operating performance of the issuer. Presently, SGL has no plans to purchase additional shares of the issuer. Neither AFC nor SGL has any present plans or proposals which relate to or would result in any of the following:

     o An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     o A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     o Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     o Any material change in the present capitalization or dividend policy of the issuer;

     o Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Act of 1940;

     o Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     o Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     o A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section (12)(g)(4) of the Act; or

     o     Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

     (a) AFC beneficially owns 402,475 shares of the common stock of the issuer, which as of March 18, 1999 represented 9.9% of the common shares outstanding of the issuer. No other persons hold a beneficial interest in the shares of the issuer owned by AFC and SGL.

     (b) AFC and SGL have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the shares reported herein.

     (c) A list of the transactions in shares of the issuer by AFC and SGL that were effected during the past 60 days by AFC and SGL is shown below.

             No. of Purchase/             Price                  Type of
Date           Shares Sale               Per Share              Transaction
----         ----------------            ---------              -----------

3/19/99          69,057                  $24.375                Purchase

     (d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares.

     (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. None of the issuer's securities owned by the Company are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.   Material to be Filed as Exhibits.

          None

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 19, 1999              AMERICAN FIDELITY CORPORATION

                                   By: KENNETH D. KLEHM
                                       Kenneth D. Klehm, Senior Vice President

                                   SECURITY GENERAL LIFE INSURANCE COMPANY

                                   By: WILLIAM E. DURRETT
                                       William E. Durrett, President